FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc: Notice of Results and Strategy Update

LONDON, December 20/PRNewswire-FirstCall/ --    At 07:00 GMT (08:00 CET and 02:00 ET) on Thursday February 1, 2007 Royal Dutch Shell plc (NYSE: RDS.A; NYSE: RDS.B) will release its full year and fourth quarter 2006 unaudited results and its fourth quarter 2006 interim dividend announcement.

In addition, Royal Dutch Shell plc will also present an update on the company's strategy on the same day, Thursday February 1, 2007.

All related materials will be posted to http://www.shell.com/investor on February 1, 2007.

Source: Royal Dutch Shell plc Royal Dutch Shell Media Relations: +44-(0)207-934-5963

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 20 December 2006